UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

Nautilus, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
63910B102
(CUSIP Number)
Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,981,449.000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,981,449.000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,981,449.000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,981,449.000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,981,449.000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,981,449.000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,981,449.000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,981,449.000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,981,449.000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,981,449.000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,981,449.000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,981,449.000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 5 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Strategic Fund A, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		853,192.203

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		853,192.203

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	853,192.203

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 6 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Strategic Fund B, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,279,633.727

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,279,633.727

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,279,633.727

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 7 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Nottingham Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,848,623.065

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,848,623.065

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,848,623.065

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 8 of 13 Pages

CUSIP No.	63910B102
Explanatory Note: This Amendment No. 15 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2007 (the “Initial 13D”) as amended and supplemented by:
•	Amendment 1 to the Initial 13D filed with the Commission on July 31, 2007,

•	Amendment 2 to the Initial 13D filed with the Commission on August 24, 2007,

•	Amendment 3 to the Initial 13D filed with the Commission on September 4, 2007,

•	Amendment 4 to the Initial 13D filed with the Commission on September 14, 2007,

•	Amendment 5 to the Initial 13D filed with the Commission on September 21, 2007,

•	Amendment 6 to the Initial 13D filed with the Commission on October 9, 2007,

•	Amendment 7 to the Initial 13D filed with the Commission on October 17, 2007,

•	Amendment 8 to the Initial 13D filed with the Commission on October 19, 2007,

•	Amendment 9 to the Initial 13D filed with the Commission on January 2, 2008,

•	Amendment 10 to the Initial 13D filed with the Commission on March 3, 2008,

•	Amendment 11 to the Initial 13D filed with the Commission on March 27, 2008,

•	Amendment 12 to the Initial 13D filed with the Commission on November 14, 2008,

•	Amendment 13 to the Initial 13D filed with the Commission on November 25, 2008 and

•	Amendment 14 to the Initial 13D filed with the Commission on August 17, 2010, and relates to the common stock, no par value (“Shares”) of Nautilus, Inc., a Washington corporation (the “Issuer”).
The Reporting Persons are:
(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member” or “Sherborne Investors”);

(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne Investors GP”);

(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);

Page 9 of 13 Pages

CUSIP No.	63910B102
(iv)	Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP”);

(v)	Sherborne Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);

(vi)	Sherborne Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B”); and

(vii)	Nottingham Investors LLC, a Delaware limited liability company (“Nottingham” and, together with Strategic Fund A and Strategic Fund B, the “Funds”).
Item 4. Purpose of Transaction.
Item 4 is amended as follows:
On September 3, 2010, the Funds entered into a Note Purchase Agreement with the Issuer (the “Note Purchase Agreement”) to provide for working capital, capital expenditures and other general corporate purposes of the Issuer. The Funds also entered into a Subordination Agreement, dated as of September 3, 2010 (the “Subordination Agreement”) by and among the Funds, the Issuer and Bank of the West, a California state chartered bank (“Bank of the West”). The information set forth in Item 6 with respect to the Note Purchase Agreement and the Subordination Agreement is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understanding or Relationship with Respect to Securities of the Issuer.
Item 6 is amended as follows:
Pursuant to the Note Purchase Agreement, the Funds purchased for a $5,000,000 purchase price the Issuer’s Increasing Rate Senior Discount Notes due December 31, 2012 with an aggregate principal amount at maturity of $6,096,996.21 (the “Notes”). The Notes have an original principal amount totaling $5,000,000 and mature on December 31, 2012. The then outstanding principal amount of the Notes accretes value at rates equal to (i) 2.5% per annum from September 3, 2010 through February 28, 2011; (ii) 6.0% per annum from March 1, 2011 through August 31, 2011; (iii) 9.5% per annum from September 1, 2011 through February 29, 2012; (iv) 13.0% per annum from March 1, 2012 through August 31, 2012; and (v) 14.5% per annum thereafter. The Issuer received the gross proceeds from the sale of the Notes of $5,000,000. The proceeds will be used for working capital and general corporate purposes. If all the Notes are paid at maturity, the effective rate of interest is 8.7% per annum. The Notes may be redeemed at any time by the Issuer at an amount specified under the Note Purchase Agreement. The Note Purchase Agreement contains customary covenants with respect to the Notes, including, but not limited to, covenants relating to limitations on capital expenditures, mergers and acquisitions, indebtedness, liens, dispositions, dividends, and investments. The Note Purchase Agreement also contains customary events of default. Pursuant to the Subordination Agreement, the Notes are subordinated to the indebtedness under the Credit Agreement between Bank of the West and the Issuer, dated as of March 8, 2010.

Page 10 of 13 Pages

CUSIP No.	63910B102
References to and descriptions of the Note Purchase Agreement and the Subordination Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of such documents filed as exhibits to this Schedule 13D pursuant to Item 7 hereof, which documents are incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits.
Item 7 is amended and supplemented as follows:

Exhibit
No.	Description

3	Note Purchase Agreement, dated as of September 3, 2010.

4	Subordination Agreement, dated as of September 3, 2010.

Page 11 of 13 Pages

CUSIP No.	63910B102
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2010

SHERBORNE INVESTORS LP
By:	SHERBORNE INVESTORS GP, LLC, its general
partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS GP, LLC
By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT LP
By:	SHERBORNE INVESTORS MANAGEMENT GP,
LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC
By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

Page 12 of 13 Pages

CUSIP No.	63910B102

SHERBORNE STRATEGIC FUND A, LLC
By:	SHERBORNE INVESTORS LP, its managing
member

By:	SHERBORNE INVESTORS GP, LLC, its
general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE STRATEGIC FUND B, LLC
By:	SHERBORNE INVESTORS LP, its managing
member

By:	SHERBORNE INVESTORS GP, LLC, its
general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

NOTTINGHAM INVESTORS LLC
By:	SHERBORNE INVESTORS LP, its managing
member

By:	SHERBORNE INVESTORS GP, LLC, its
general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

Page 13 of 13 Pages